Akso Health Group

Room 8201-4-4(A), 2nd Floor, Qiantongyuan Building

No. 44, Moscow Road , Qianwan Bonded Port Area

Qingdao Pilot Free Trade Zone, China (Shandong)

June 28, 2024

VIA EDGAR

Stephen Kim

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Akso Health Group Form 20-F for the Fiscal Year Ended March 31, 2023 Response Dated May 7, 2024 File No. 001-38245

Dear Stephen Kim,

Akso Health Group (“we” or the “Company”) is hereby providing responses to comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) issued on June 14, 2024 regarding the Company’s Form 20-F for the fiscal year ended March 31, 2023 (the “2023 Form 20-F”) and addressed to Linda Wang (the “Staff’s Letter”).

Correspondence filed May 7, 2024

Item 3. Key Information, page 1

1. We note your revisions pursuant to comment 1, your proposed revised disclosure and reissue in part. Please disclose, as you do elsewhere, that the contracts relating to the former variable interest entities have not been tested in court. Please also disclose if the former variable interest entity structure was used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows (revisions in italic):

Akso Health Group is a holding company incorporated in the Cayman Islands in April 2016 and not a Chinese or Hong Kong operating company. As a holding company with no material operations of our own, we conduct our business primarily through our U.S. subsidiaries, PRC subsidiaries in China and within the last fiscal year, the former variable interest entities based in China. The contracts relating to the former variable interest entities have not been tested in court. The former variable interest entity structure was used to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies. Our current corporate structure involves unique risks to investors. Our securities are securities of Akso Health Group, the offshore holding company in the Cayman Islands, instead of securities of our subsidiaries. Investors may never hold equity interests in our subsidiaries.

2. We note your revisions pursuant to comment 7, your proposed revised disclosure and reissue in part. Please depict more clearly how the VIEs relate to each other and the company within the diagram. In this regard, please also identify the person or entities which own the equity in each depicted entity to include the VIEs. Lastly, please also add a footnote or other narrative disclosure to explain the dissolution of your former VIEs.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will revise our disclosure as follows (revisions in italic):

Contractual Arrangements and Corporate Structure

Akso Health Group, formerly known as Xiaobai Maimai Inc., is a limited company incorporated under the laws of the Cayman Islands and currently conducts substantially all of our business operations in the PRC through our wholly foreign owned entities (“WFOEs”) incorporated in the PRC and certain business operations through the PRC consolidated variable interest entity (“VIE”). Due to PRC legal restrictions on foreign ownership and investment in the value-added telecommunications market, we rely on a series of contractual arrangements among the VIE and its shareholders to operate our online and mobile platforms in China. These contractual arrangements entered into with the VIE allow us to (i) exercise effective control over the VIE, (ii) receive substantially all of the economic benefits of the VIE, and (iii) have an exclusive option to purchase all or part of the equity interests in the VIE when and to the extent permitted by PRC law. These contractual arrangements include an exclusive business cooperation agreement, exclusive option agreement, equity interest pledge agreement, and a power of attorney. As a result of these contractual arrangements, we exert effective control over, and are considered the primary beneficiary of, the VIE and consolidate its operating results in our financial statements under U.S. GAAP. As used in this annual report, unless otherwise indicated, “we,” “us,” “our,” the “Company” and “Akso Health” refer to Akso Health Group, a company organized in the Cayman Islands; “we,” “us,” “our,” “our company,” the “Company” or similar terms refer to Cayman Islands and/or its consolidated subsidiaries, other than the variable interest entity, Beijing Hexin Yongheng Technology Development Co., Ltd., a PRC company, and its subsidiaries, unless the context otherwise indicates; and the “VIE” refers respectively to the variable interest entity and its subsidiaries, Wusu Hexin Yongheng Trading Co., Ltd , Hexin Digital Technology Co., Ltd. and Beijing Hexin Jiuding Technology Co., Ltd.

As a result of such series of contractual arrangements, the Company and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE is deemed as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor the Company’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. These contractual arrangements have not been tested in a court of law in the PRC. As a result, investors in the Company’s ADSs are not purchasing an equity interest in the VIE or its subsidiaries but instead are purchasing an equity interest in the Company, the Cayman Islands holding company.

The diagram below shows our corporate structure as of the date of March 31, 2023, including the WFOEs, the VIE and its subsidiaries. However, investors are cautioned that the enforceability of such VIE Agreements has not been tested in a court of law. The Company conducts operations in China primarily through WFOEs and its subsidiaries in China, including the VIE. As a result, the Company does not conduct any business on its own. The VIE structure is used to provide investors with contractual exposure to foreign investment in China-based companies where Chinese law prohibits or restricts direct foreign investment in the operating companies. Due to PRC legal restrictions on foreign ownership in internet-based businesses, we do not have any equity ownership of the VIE, instead we receive the economic benefits of the VIE’s business operations through certain contractual arrangements. As a result of such series of contractual arrangements, the Company and its subsidiaries become the primary beneficiary of the VIE for accounting purposes and the VIE as a PRC consolidated entity under U.S. GAAP. We consolidate the financial results of the VIE and its subsidiaries in our consolidated financial statements in accordance with U.S. GAAP. Neither we nor the Company’s investors own any equity ownership in, direct foreign investment in, or control through such ownership/investment of the VIE. Investors are purchasing an interest in the Company, the Cayman holding company.

The former variable interest entities or former VIEs refer to Beijing Hexin Jiuding Technology Co., Ltd (“Hexin Jiuding”), Wusu Hexin Yongheng Commercial and Trading Co., Ltd. (“Wusu Company”) and Hexin Digital Technology Co., Ltd. (“Hexin Digital”).

Contractual Arrangements with Wusu Company, Hexin Digital and Hexin Jiuding

The following is a summary of the currently effective (i) contractual arrangements by and among our wholly-owned subsidiary, Beijing Hexin Yongheng Technology Development Co., Ltd. (“Hexin Yongheng”), the consolidated variable interest entity, Wusu Company, and Hexin E-Commerce Co. Ltd. (“Hexin E-Commerce”), the shareholder of Wusu Company, (ii) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, the consolidated variable interest entity, Hexin Digital and Hexin Jinke Group Co., Ltd. (“Hexin Jinke”), the shareholder of Hexin Digital, and (iii) contractual arrangements by and among our wholly-owned subsidiary, Hexin Yongheng, our consolidated variable interest entity, Hexin Jiuding and Hexin Fengze Asset Management (Beijing) Co., Ltd. (“Hexin Fengze”), the shareholder of Hexin Jiuding.

Agreements that Provide us Effective Control over Wusu Company

Internal Reorganization of Wusu Company. Prior to the internal reorganization of Wusu Company, Hexin E-Commerce, Jia Ming and Wu Shiwei, each held 94%, 5% and 1% of the equity interest of Wusu Company, respectively. On January 1, 2018, Hexin Yongheng, Wusu Company, Hexin E-Commerce, Jia Ming and Wu Shiwei entered into a series of agreements (the “2018 Wusu VIE Agreements”), and as a result of which, Hexin Yongheng became the primary beneficiary of and controlled Wusu Company. On November 20, 2020, for the purpose of internal reorganization and conducted under the sole and continuous control of Hexin Yongheng and us, Jia Ming and Wu Shiwei transferred 5% and 1% of equity interest of Wusu Company registered under their names to Hexin E-Commerce, which in turn and became the legal title owner of 100% of the equity interest of Wusu Company. On November 20, 2020, Hexin Yongheng, Wusu Company, Hexin E-Commerce, Jia Ming, Wu Shiwei and Wang Huan, the spouse of Jia Ming, entered into a VIE termination agreement, which terminated all rights and obligations with respect to each party thereto under the 2018 Wusu VIE Agreements. On December 1, 2020, Wusu Company, Hexin E-Commerce and Hexin Yongheng entered into new contractual agreements, and as a result of which, Hexin Yongheng remains the primary beneficiary of and controls Wusu Company.

Equity Interest Pledge Agreements. Pursuant to the equity interest pledge agreements, Hexin E-Commerce, the shareholder of Wusu Company, has pledged all of its equity interest in Wusu Company to guarantee the shareholder’s and Wusu Company’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Wusu Company or Hexin E-Commerce breaches their contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Wusu Company in accordance with the PRC law. Hexin E-Commerce agrees that, during the term of the equity interest pledge agreements, it will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Wusu Company and Hexin E-Commerce discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the powers of attorney, Hexin E-Commerce has irrevocably appointed Hexin Yongheng to act as such shareholder’s exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Wusu Company requiring shareholder approval, disposing of all or part of Hexin E-Commerce’s equity interest in Wusu Company, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such Hexin E-Commerce’s exclusive attorney-in-fact without notifying or the approval of Hexin E-Commerce, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. Each power of attorney will remain in force for so long as Hexin E-Commerce remains a shareholder of Wusu Company. Hexin E-Commerce has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Wusu Company

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement between Hexin Yongheng and Wusu Company, Hexin Yongheng has the exclusive right to provide Wusu Company with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Wusu Company agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Wusu Company. Wusu Company agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Wusu Company has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Wusu Company at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Wusu Company

Exclusive Option Agreements of Wusu Company. Pursuant to the exclusive option agreements, Hexin E-Commerce has irrevocably granted Hexin Yongheng an exclusive option to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of Hexin E-Commerce’s equity interests in Wusu Company. The purchase price is RMB10 (US$1.4) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by Hexin E-Commerce, the purchase price shall be calculated proportionally. Wusu Company and Hexin E-Commerce have agreed to appoint any persons designated by Hexin Yongheng to act as Wusu Company’s directors. Without Hexin Yongheng’s prior written consent, Wusu Company shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to Hexin E-Commerce. Hexin E-Commerce has agreed that, without Hexin Yongheng’s prior written consent, it will not dispose of its equity interests in Wusu Company or create or allow any encumbrance on its equity interests. These agreements will remain effective until all equity interests of Wusu Company held by Hexin E-Commerce have been transferred or assigned to Hexin Yongheng or its designated person(s).

Agreements that Provide us Effective Control over Hexin Digital

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated August 1, 2019, Hexin Jinke has pledged all of its equity interest in Hexin Digital to guarantee Hexin Jinke’s and Hexin Digital’s performance of their obligations under the exclusive business cooperation agreement, loan agreement, exclusive option agreement and power of attorney. If Hexin Digital or Hexin Jinke breaches their applicable contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Hexin Digital in accordance with the PRC law. Hexin Jinke agrees that, during the term of the equity interest pledge agreements, it will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Hexin Digital and Hexin Jinke discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the power of attorney dated August 1, 2019, Hexin Jinke has irrevocably appointed Hexin Yongheng to act as its exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hexin Digital requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hexin Digital, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. The power of attorney will remain in force for so long as Hexin Jinke remains a shareholder of Hexin Digital. Hexin Jinke has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Hexin Digital

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated August 1, 2019 between Hexin Yongheng and Hexin Digital, Hexin Yongheng has the exclusive right to provide Hexin Digital with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Heixn Digital agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Hexin Digital. Hexin Digital agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Hexin Digital has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Hexin Digital at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Hexin Digital

Exclusive Option Agreements of Hexin Digital. Pursuant to the exclusive option agreement dated August 1, 2019, Hexin Jinke, shareholder of Hexin Digital, has irrevocably granted Hexin Yongheng an exclusive right to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hexin Digital. The purchase price is RMB10 (US$1.4) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by a shareholder, the purchase price shall be calculated proportionally. Hexin Digital and Hexin Jinke have agreed to appoint any persons designated by Hexin Yongheng to act as Hexin Digital’s directors. Without Hexin Yongheng’s prior written consent, Hexin Digital shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Hexin Jinke has agreed that, without Hexin Yongheng’s prior written consent, it will not dispose of its equity interests in Hexin Digital or create or allow any encumbrance on its equity interests (except as permitted under the power of attorney or the equity interest pledge agreement). These agreements will remain effective until all equity interests of Hexin Digital held by its shareholder have been transferred or assigned to Hexin Yongheng or its designated person(s).

Loan Agreement of Hexin Digital. Pursuant to the loan agreement between Hexin Yongheng and Hexin Jinke dated August 1, 2019, Hexin Yongheng made loans in an aggregate amount of RMB100.0 million (US$14.1 million) to Hexin Jinke solely for the capitalization of Hexin Digital. Pursuant to the loan agreement, the method of repayment shall be at the sole discretion of Hexin Yongheng. At the option of Hexin Yongheng, Hexin Jinke shall repay the loans by the transfer of all its equity interest in Hexin Digital to Hexin Yongheng or its designated person(s) pursuant to its respective exclusive option agreement. Hexin Jinke must pay all of the proceeds from sale of such equity interests to Hexin Yongheng. In the event that Hexin Jinke sells its equity interests to Hexin Yongheng or its designated person(s) with a price equivalent to or less than the amount of the principal, the loans will be interest free. If the price is higher than the amount of the principal, the excess amount will be paid to Hexin Yongheng as the loan interest. The loan must be repaid immediately under certain circumstances, including, among others, if a foreign investor is permitted to hold majority or 100% equity interest in Hexin Digital and Hexin Yongheng elects to exercise its exclusive equity purchase option. The term of the loans is ten years and can be extended upon mutual written consent of the parties.

Agreements that Provide us Effective Control over Hexin Jiuding

Equity Interest Pledge Agreement. Pursuant to the equity interest pledge agreement dated January 1, 2021, Hexin Fengze has pledged all of its equity interest in Hexin Jiuding to guarantee Hexin Fengze’s and Hexin Jiuding’s performance of their obligations under the exclusive business cooperation agreement, exclusive option agreement and power of attorney. If Hexin Fengze or Hexin Jiuding breaches their applicable contractual obligations under these agreements, Hexin Yongheng, as pledgee, will be entitled to certain rights regarding the pledged equity interests, including being paid in priority based on the monetary valuation that the equity interest is converted into or receiving proceeds from the auction or sale of the pledged equity interests of Hexin Jiuding in accordance with the PRC law. Hexin Fengze agrees that, during the term of the equity interest pledge agreements, it will not transfer the pledged equity interests or place or permit the existence of any security interest or encumbrance on the pledged equity interests without the prior written consent of Hexin Yongheng. The equity interest pledge agreements remain effective until Hexin Fengze and Hexin Jiuding discharge all of their obligations under the contractual arrangements. We have registered the equity pledge with the relevant office of the Administration for Industry and Commerce in accordance with the PRC Property Rights Law.

Powers of Attorney. Pursuant to the power of attorney dated January 1, 2021, Hexin Fengze has irrevocably appointed Hexin Yongheng to act as its exclusive attorney-in-fact to exercise all shareholder rights, including, but not limited to, voting on all matters of Hexin Jiuding requiring shareholder approval, disposing of all or part of the shareholder’s equity interest in Hexin Jiuding, and appointing directors and executive officers. Hexin Yongheng is entitled to designate any person to act as such shareholder’s exclusive attorney-in-fact without notifying or the approval of such shareholder, and if required by PRC law, Hexin Yongheng shall designate a PRC citizen to exercise such right. The power of attorney will remain in force for so long as Hexin Fengze remains a shareholder of Hexin Jiuding. Hexin Fengze has waived all the rights which have been authorized to Hexin Yongheng and will not exercise such rights.

Agreement that Allows us to Receive Economic Benefits from Hexin Jiuding

Exclusive Business Cooperation Agreement. Under the exclusive business cooperation agreement dated January 1, 2021 between Hexin Yongheng and Hexin Jiuding, Hexin Yongheng has the exclusive right to provide Hexin Jiuding with technical support, consulting services and other services. Without Hexin Yongheng’s prior written consent, Heixn Jiuding agrees not to accept the same or any similar services provided by any third party. Hexin Yongheng may designate other parties to provide services to Hexin Jiuding. Hexin Jiuding agrees to pay service fees on a monthly basis and at an amount determined by Hexin Yongheng after taking into account multiple factors, such as the complexity and difficulty of the services provided, the time consumed, the content and commercial value of services provided and the market price of comparable services. Hexin Yongheng owns the intellectual property rights arising out of the performance of this agreement. In addition, Hexin Jiuding has granted Hexin Yongheng an irrevocable and exclusive option to purchase any or all of the assets and businesses of Hexin Jiuding at the lowest price permitted under PRC law. Unless otherwise agreed by the parties or terminated by Hexin Yongheng unilaterally, this agreement will remain effective permanently.

Agreements that Provide us with the Option to Purchase the Equity Interest in Hexin Jiuding

Exclusive Option Agreements of Hexin Jiuding Pursuant to the exclusive option agreement dated January 1, 2021, Hexin Fengze, shareholder of Hexin Jiuding, has irrevocably granted Hexin Yongheng an exclusive right to purchase, or have its designated person or persons to purchase, at its discretion, to the extent permitted under PRC law, all or part of the shareholder’s equity interests in Hexin Jiuding. The purchase price is RMB10 (US$1.4) or the minimum price required by PRC law. If Hexin Yongheng exercises the option to purchase part of the equity interest held by Hexin Fengze, the purchase price shall be calculated proportionally. Hexin Jiuding and Hexin Fengze have agreed to appoint any persons designated by Hexin Yongheng to act as Hexin Jiuding’s directors. Without Hexin Yongheng’s prior written consent, Hexin Jiuding shall not amend its articles of association, increase or decrease the registered capital, sell or otherwise dispose of its assets or beneficial interest, create or allow any encumbrance on its assets or other beneficial interests, provide any loans to any third parties, enter into any material contract with a value of more than RMB100,000 (US$14,123) (except those contracts entered into in the ordinary course of business), merge with or acquire any other persons or make any investments, or distribute dividends to the shareholders. Hexin Fengze has agreed that, without Hexin Yongheng’s prior written consent, it will not dispose of its equity interests in Hexin Jiuding or create or allow any encumbrance on its equity interests (except as permitted under the power of attorney or the equity interest pledge agreement). These agreements will remain effective until all equity interests of Hexin Jiuding held by its shareholder have been transferred or assigned to Hexin Yongheng or its designated person(s).

Dissolution of Former VIE Structure

On May 10, 2023, the Company, HX Asia Investment Limited, a British Virgin Islands company (“HX Asia”), HX China Investment Limited, a British Virgin Islands company (“HX China”), and Hexindai Hong Kong Limited, a Hong Kong company (“Hexindai HK”) (together with HX Asia and HX China, the “Targets”), and Umbrella Capital Investment Co., Ltd, a British Virgin Islands company which is not affiliate of the Company of any of its directors or officers (the “Purchaser”) entered into certain share purchase agreement (the “Disposition SPA”). Pursuant to the Disposition SPA, the Purchaser agreed to purchase the Targets in exchange for cash consideration of US$215,000 (the “Purchase Price”). The disposition closed on May 19, 2023. Upon the closing of the disposition, the Purchaser became the sole shareholder of the Targets and as a result, assume all assets and liabilities of the Targets and subsidiaries owned or controlled by the Target. As Hexin Yongheng is a wholly-owned subsidiary of Hexindai HK, the disposition of Hexindai HK results in the termination of the VIE agreements that Hexin Yongheng had entered into with the former VIEs, leading to the dissolution of the former VIE structure. As a result of the disposition, the Company will cease to conduct its social E-commerce business and focus on developing and investing resources into its medical devices business.

As of May 2023, the Company disposed its social E-commerce business. The following diagram illustrates our corporate structure, including our subsidiaries and consolidated affiliated entities as of the date of this annual report on Form 20-F. Our current corporate structure does not contain any variable interest entity in mainland China and we do not have intention establishing any VIEs in mainland China in the future.

3. We note your revisions pursuant to comment 9, your proposed revised disclosure and reissue in part. Please revise to specifically discuss the risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice.

RESPONSE: In response to the Staff’s comment, we respectfully advise the Staff that we will add the disclosure as follows (revisions in italic):

RISKS RELATED TO DOING BUSINESS IN THE PEOPLE’S REPUBLIC OF CHINA

●	There are uncertainties regarding the enforcement of laws and rules and regulations in China, which can change quickly with little advance notice, and there is a risk that the Chinese government may intervene or influence our operations at any time, exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, which could materially and adversely affect our business and hinder our ability to offer or continue our operations, and cause the value of our securities to significantly decline or become worthless.

There are substantial uncertainties regarding the interpretation and application of PRC laws and regulations including, but not limited to, the laws and regulations related to our business and the enforcement and performance of our arrangements with customers in certain circumstances. The laws and regulations are sometimes vague and may be subject to future changes, and their official interpretation and enforcement may involve substantial uncertainty. The effectiveness and interpretation of newly enacted laws or regulations, including amendments to existing laws and regulations, may be delayed, and our business may be affected if we rely on laws and regulations which are subsequently adopted or interpreted in a manner different from our understanding of these laws and regulations. New laws and regulations that affect existing and proposed future businesses may also be applied retroactively. We cannot predict what effect the interpretation of existing or new PRC laws or regulations may have on our business. The uncertainties regarding the enforcement of laws and the fact that rules and regulations in mainland China can change quickly with little advance notice could result in a material change in our operations, financial performance and/or cause the value of our securities to significantly decline or become worthless and/or impair our ability to raise money.

The Chinese government may exercise significant oversight and discretion over the conduct of business in the PRC and may intervene in or influence our operations at any time, which could result in a material change in our operations and/or the value of our securities. We are also currently not required to obtain approval from Chinese authorities to list on U.S. exchanges, however, if we are required to obtain approval in the future and are denied permission from Chinese authorities to list on U.S. exchanges, we will not be able to continue listing on U.S. exchange, which would materially affect the interest of the investors. The PRC government may intervene or influence our business operations at any time or may exert more control over offerings conducted overseas and foreign investment in China-based issuers, which could result in a material change in our business operations or the value of our securities. Additionally, the governmental and regulatory interference could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

If you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filings please do not hesitate to contact us.

Sincerely,

Akso Health Group

By:	/s/ Yilin (Linda) Wang
Name:	Yilin (Linda) Wang
Title:	Chief Executive Officer

cc:

Hunter Taubman Fischer & Li LLC

Joan Wu, Esq. (jwu@htflawyers.com)

Charles Tan, Esq. (ctan@htflawyers.com)

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